UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report: October 25, 2003

NORTHWEST INDIANA BANCORP
(Exact name of registrant as specified in its charter)

Indiana	000-26128	35-1927981
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9204 Columbia Avenue
Munster, Indiana 46321
(Address of principal executive offices) (Zip Code)

(219) 836-4400
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

TABLE OF CONTENTS

Item 7.   Financial Statements, Pro Forma Financial Information and Exhibits.

  (c) Exhibits.

    99.1   Earnings Release – Quarter Ended September 30, 2003

    99.2   Unaudited Consolidated Balance Sheets, Consolidated Statements of Income and Selected Financial Data — Quarter Ended September 30, 2003

Item 12.   Results of Operations and Financial Condition

  On October 25, 2003, NorthWest Indiana Bancorp issued a press release reporting its financial results for the quarter ended September 30, 2003. A copy of the press release and supplemental financial information are filed as Exhibits 99.1 and 99.2, respectively, to this report and are incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 25, 2003


NORTHWEST INDIANA BANCORP

By: /s/ David A. Bochnowski
_____

Name: David A. Bochnowski
Title: Chairman of the Board and
Chief Executive Officer


INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Earnings Release – Quarter Ended September 30, 2003
99.2	Unaudited Consolidated Balance Sheets, Consolidated Statements of Income and Selected Financial Data — Quarter Ended September 30, 2003